Lundin Mining Corporation	Lundin Mining AB
Suite 2101	Hovslagargatan 5
885 West Georgia Street Vancouver, B.C. V6C 3E8	111 48 Stockholm, Sweden
Canada
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71
lundinmining.com

NEWS RELEASE

LUNDIN MINING ANNOUNCES PLANT EXPANSION AT NEVES-CORVO

Vancouver, May 5, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation (“Lundin Mining” or the “Company”) is pleased to announce the construction of an additional circuit within the existing copper plant at the Neves-Corvo mine in Portugal to recover copper and zinc currently lost to tailings.

Since the start of production at Neves-Corvo in 1988, important quantities of copper and zinc metal have been lost to tailings owing to the absence of a zinc circuit with the capability of treating locked copper/zinc bearing composite particles.

The new circuit will facilitate recovery of a proportion of the zinc and copper bearing minerals from the tailings stream as well as provide overall improved management of the mainstream concentrate.

Over the life of the mine this project is expected to produce 9,500 tonnes of payable copper, 29,000 tonnes of payable zinc and 370,000 ounces of payable silver.

The new circuit will comprise an Isa Mill, new flotation cells, a boiler and ancillary equipment.  The estimated cost of the project is €11.3 million (US$17.6 million) with €8.0 million expected to be expended in 2008 and the balance in 2009.  The project is anticipated to be operational in the second half of 2009.

This plant expansion is in addition to the previously announced Lombador zinc project currently undergoing detailed studies.

Mr. Phil Wright, President and CEO of Lundin Mining, commented, “This is a very robust project and is the result of the high quality work going on at all our operations seeking to maximize returns and enhance shareholder value.”

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland.  The Company currently has six mines in operation producing copper, nickel, lead and zinc.  In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia as well as major expansion programs at its Neves-Corvo and Zinkgruvan mines.  The Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On Behalf of the Board,

Phil Wright
President and CEO

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-706-07 92 63
Sophia Shane, Investor Relations North America:  +1-604-689-7842

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper, lead and zinc; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment where the Company operates will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.